Wilson Sonsini Goodrich & Rosati Professional Corporation 1301 Avenue of the Americas, 40th Floor New York, New York 10019 o: 212.999.5800 f: 866.974.7329

September 13, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Tamika Sheppard Laura Crotty Eric Atallah Angela Connell

Re:	Ascentage Pharma Group International Amendment No. 2 to Draft Registration Statement on Form F-1 Submitted August 27, 2024 CIK No. 0002023311

Ladies and Gentlemen:

On behalf of our client, Ascentage Pharma Group International (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter dated September 10, 2024 (the “Comment Letter”), relating to the above referenced Amendment No. 2 to Draft Registration Statement on Form F-1 (the “Draft Registration Statement”). In response to the comments set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is concurrently submitting via EDGAR this letter and a revised Draft Registration Statement (the “Revised Draft Registration Statement”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for the page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to the page numbers of the Revised Draft Registration Statement. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Revised Draft Registration Statement.

austin beijing boston BOULDER brussels hong kong london los angeles new york palo alto
SALT LAKE CITY san diego san francisco seattle shanghai washington, dc wilmington, de

Securities and Exchange Commission

September 13, 2024

Amendment No. 2 to Draft Registration Statement on Form F-1 submitted August 27, 2024

Prospectus Summary
Overview, page 1

1.	We note your response to our prior comment 4 and we resissue the comment in part. Please remove the statement that you are engaged in discovering, developing and commercializing both “first- and best-in-class” therapies from the first sentence of the Prospectus Summary, MD&A and Business sections. Given the current stage of development of the company’s products, such claim appears speculative and premature.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 5, 137, 155 and F-11 of the Revised Draft Registration Statement.

2.	We note your response to our prior comment 5 and the related revisions to your disclosure. Please further revise your disclosure to specifically name the countries or regions in which regulatory trials are currently taking place.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1 to 5, 36, 47, 155 to 159, 161, 164 to 165, 176, 178, 181, 183, 190 to 191, 193, 197 and 199 of the Revised Draft Registration Statement.

Financial Statements
Notes to unaudited interim condensed consolidated financial information, page F-75

3.	Please update the notes to your financial statements to disclose your accounting policy for licenses of intellectual property.

In response to the Staff’s comment, the Company has revised the disclosure on pages 151 and F-25 of the Revised Draft Registration Statement.

Securities and Exchange Commission

September 13, 2024

Please direct any questions with respect to this confidential submission to me at (212) 453-2842 or dsharon@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ David G. Sharon
David G. Sharon

cc:	Dr. Dajun Yang, Ascentage Pharma Group International
Thomas J. Knapp, Ascentage Pharma Group International
Weiheng Chen, Wilson Sonsini Goodrich & Rosati, P.C.
Winfield Lau, Wilson Sonsini Goodrich & Rosati, P.C.
Steven V. Bernard, Wilson Sonsini Goodrich & Rosati, P.C.
Megan J. Baier, Wilson Sonsini Goodrich & Rosati, P.C.
Jennifer Fang, Wilson Sonsini Goodrich & Rosati, P.C.
Xuelin Wang, Davis Polk & Wardwell LLP
Yasin Keshvargar, Davis Polk & Wardwell LLP